November 12, 2008

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
CF/AD5
100 F Street, N.E.
Washington, D.C. 20549

Re:     Top Ships Inc.
 File No. 000-50859
Form 20-F for Fiscal Year Ended December 31, 2007
Form 6-K furnished on June 20, 2008

Dear Mr. Shenk:

We represent TOP SHIPS INC. (the “Company”).  This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (“Form 20-F”) filed May 21, 2008 and to the Form 6-K submitted to the SEC on June 20, 2008 of the Company, as provided in a letter to Evangelos J. Pistiolis, the Company’s President and Chief Executive Officer, dated October 10, 2008 (the “Comment Letter”).  This letter sets forth the Company’s responses to the Staff’s comments.

For your convenience, the Staff’s comments have been restated in their entirety, with the responses to each comment set forth immediately under the comment.

Form 20-F For the Year Ended December 31, 2007

Item 5.  Operating and Financial Review and Prospects

A. Operating Results

Comment 1.
We note that a significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify the impact of certain of these factors nor analyze the underlying business reasons for the changes. For example, you state that voyage expenses increased in 2007 because i) your vessels operated 32.9% in the spot market in 2007, compared to 27.9% in the spot market in 2006 and ii) there was an increase in the number of times your vessels passed through canals.

However you have not explained why canal passes increased or the amount by which additional canal passes increased voyage expenses. Furthermore, it is unclear why a portion of the increase in voyage expenses would be explained by the percentage of voyage days that your vessels operated in the spot market, when the aggregate number of days that your vessels operated in the spot market declined. In this regard, we note that the increase in voyage expense recognized in 2007 could have been more effectively described by a) presenting the table included in Note 18 to your financial statements and b) discussing the operating and business factors that contributed to the changes in each significant expense category shown in the table.

•       In general, we believe that the MD&A disclosure in your annual report on Form 20-F could be improved and made more user friendly and clear by:

•       Increasing the use of tables to present the dollar and percentage changes in accounts, rather than including such information in narrative text form;

•       Using tables to list, quantify and sum all of the material individual factors to which changes in accounts are attributable;

•       Refocusing the narrative text portion of the disclosure on an analysis of the underlying business reasons and / or industry and operating trends driving the individual factors in the tables above;

•       Ensuring that all material factors are quantified and analyzed;

•       Quantifying the effects of changes in both price and volume on revenues and expenses categories, where appropriate (for example quantifying the change in bunker expense that was related to price increases as well as usage).

Please revise your MD&A disclosure in future filings accordingly.

Response:
Using the Staff’s recommendations as guidance, the Company will revise its MD&A disclosure in its future filings and submissions in order to make the presented information more user-friendly and clear.

B. Liquidity and capital resources, page 52

Comment 2.
You state that you expect your working capital generation, in combination with your existing cash balances and recent equity offerings, will be sufficient to cover your liquidity requirements (page 53). However, we note the following with regard to your working capital, existing cash, liquidity and capital resources:

•	You had a working capital deficit of approximately $51.1 million as of December 31, 2007.

•	Per the Form 6-K furnished on June 20, 2008, your working capital and available cash appear to have declined during the three month period ended March 31, 2007.

•
There may be underlying limitations on your future borrowing capacity under certain of your credit facilities, given that many of your credit facilities include a covenant requiring that the aggregate market values of your mortgaged vessels equal or exceed the aggregate outstanding principal amounts under the facilities by a percentage in the range of 25% to 45%.

•	It appears that certain of the credit facilities entered into by your subsidiaries may limit the amount of income distributions that the subsidiaries can make to the parent company.

•
The 15.5% discount that was given on your privately placed common shares issued in April of 2008, as well as the reverse stock split effected in March of 2008 in order to encourage greater interest in your shares by both the financial community and investors, may be indicators of challenges for your company to raise capital in the equity markets.

•
The equity capital raised by your company in April of 2008 was used to fund another 2008 loan, was used to prepay a bridge loan, and will be used to fund your diversification into the dry bulk sector and your “newbuilding” program.

Given that your current liabilities (including the current portion of long-term debt) significantly exceeded your current assets as of December 31, 2007 and March 31, 2008, we believe that you should enhance your MD&A disclosure regarding your short-term capital needs. We believe that your expanded disclosure should include, but not limited to, a discussion of i) your current working capital position, including the amount of debt due to be repaid in the next year, ii) the specific sources of funding available to satisfy your short-term capital needs particularly if spot rates do not recover to levels necessary to return your company to profitability, iii) the aggregate borrowing capacity available to your company, as well as any known terms related to such borrowing capacity, and iv) any restrictions on your ability to satisfy the short-term liquidity needs of your company or your subsidiaries through the distribution of income or borrowings of other subsidiaries. Please provide your proposed expanded disclosure as part of your response.

Response:
As per the Staff’s recommendation, the Company will expand its disclosure regarding short term capital needs. Specifically, the company proposes the following expanded disclosure in its discussions of liquidity and capital resources:

Our material capital requirements for the coming 12 months are as follows:

Total current liabilities as at [year end]

Interest payment

Newbuildings

Operating leases

Lease payments under sale leasebacks

The capital currently available to cover the above capital requirements is as follows:

Funds as at [year end]

Cash balances, excluding restricted cash

Undrawn amount from bank facility for newbuildings

Subtotal

We expect to finance the remaining $____ of material capital requirements from our operations.

If funds generated from operations do not suffice to cover the capital requirements, we will consider one or more of the three following options for raising additional capital in order to cover the shortfall: sale of assets, bank financing or raising funds through sale of [debt or] equity.  When deciding which of these options to pursue, we will take into consideration stock market conditions, the interest rate environment, credit market conditions, vessel sale and purchase market conditions and valuations as well as other factors that we will consider important at that time.

The Company will also include a narrative of the prevailing conditions in each of the aforementioned markets and our current working capital position.  Furthermore, the Company will include a discussion of any limitations on the use of cash, the transfer of funds between the different companies of the group, or on the drawdown of bank facilities.

Item 18 ..  Financial Statements

Notes to the consolidate financial statements

Note 4. Segment Reporting

Comment 3.
Per your disclosure, it appears that “Operating income (loss)” is the measure of segment profit or loss reviewed by your chief operating decision maker. However, we note that your ship-owning subsidiaries often borrow significant amounts of debt in order to fund the acquisition of vessels. In this regard, it appears that your recent entry into the dry bulk shipping sector may result in the issuance of a significant amount of debt in connection with the acquisition of dry bulk vessels. To the extent that you plan to finance the acquisition of dry bulk vessels using debt, please tell us whether each segment’s interest expense will be a measure regularly reviewed by your chief operating decision maker. If so, in future filings, please expand your footnote to reconcile the total of the reportable segments “Operating income (loss)”

to your consolidated income before income taxes, extraordinary items, and discontinued operations, in accordance with paragraph 32(b) of SFAS No. 131.

Response:
As noted by the Staff, the Company recently entered the dry bulk market.  Currently, its dry bulk fleet consists of one vessel delivered to it in December of 2007 and four vessels delivered to it in the first and second quarters of 2008. The Company’s chief operating decision maker started reviewing interest expense by segment beginning in the second quarter of 2008 when interest expense for its dry bulk vessels became significant.

As per the Staff’s recommendation, the Company will expand the footnote to reconcile the total of the reportable segments “Operating income (loss)” to “Net income (loss)” in all future filings and submissions.

Form 6-K furnished on June 20, 2008

Appendix A – Specific Items Affecting Net Income (Loss)

Comment 4.
We note that you disclose the non-GAAP measure “Net income (loss) after specific items”. However, we do not believe that you have adequately explained why the presentation of this non-GAAP performance measure provides useful information to investors regarding your results of operations or your financial condition. In this regard, we do not believe that security analysts’ election to exclude certain items from “reported net income (loss)” for purposes of their published estimates of the company’s financial results adequately supports the disclosure of your non-GAAP measure. As such, please tell us and revise your disclosure to discuss the substantive reasons, specific to you, which demonstrate the usefulness of disregarding recurring items such as stock-based compensation, changes in the fair value of your financial instruments, and unexpected repairs when evaluating your performance. Alternatively, please discontinue the presentation of this non-GAAP measure. Refer to item 10(e)(1)(i)(C) of regulation S-K for further guidance.

Response:	As per the Staff’s recommendation, the Company will discontinue the presentation of “Net income (loss) after specific items” which is a non-GAAP measure.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your attention to the Company’s reports.  If you have any additional comments or questions, please contact the undersigned at (212) 574-1223 or Anthony Tu-Sekine at (202) 737-8833.

Very truly yours,

Seward & Kissel llp

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe

Cc:	Jeffrey Sears, SEC
Evangelos Pistiolis